UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

In connection with an investor event on December 6, 2023, Pharvaris N.V. (the “Company”) provided a corporate update included in a corporate presentation on its website, provided a presentation to be used in their Key Opinion Leader call and issued a press release, which, among other things, provide an update with respect to the Company’s clinical programs, including top-line Phase 2 data from the CHAPTER-1 study of deucrictibant for the prophylactic treatment of HAE attacks and that it has completed the 26-week rodent toxicology study requested by the FDA. A copy of the corporate presentation is attached hereto as Exhibit 99.1. A copy of the presentation from the Key Opinion leader call is attached hereto as Exhibit 99.2. A copy of the press release is attached hereto as Exhibit 99.3.

In addition, the Company is filing this Report on Form 6-K for the purpose of updating and supplementing its disclosure regarding the enforceability of judgments against the Company and/or its directors and officers. The updated disclosure, which is attached hereto as Exhibit 99.4 and incorporated herein by reference, updates and supplements the Company’s prior disclosures, including those discussed under the headings “Item 3. Key Information—D. Risk factors.” and “Enforceability of Judgments” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 5, 2023.

This Report on Form 6-K (excluding Exhibit 99.1, including Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4) shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-263198), the Company’s Registration Statement on Form F-3 (File No. 333-273757) and the Company’s Registration Statement on Form S-8 (File No. 333-252897).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: December 6, 2023	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIB INDEX

Exhibit No.	Description
99.1	Corporate Presentation, dated December 6, 2023.
99.2	Key Opinion Leader Call Presentation, dated December 6, 2023.
99.3	Press Release, dated December 6, 2023.
99.4	Enforceability of Judgments and Select Updated Risk Factor.